Exhibit 99.1

CRIC Reports Fourth Quarter and Full Year 2011 Results

SHANGHAI, China, March 8, 2012 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•                     Total revenues increased 17% year-over-year to $73.2 million. Online revenues grew 83% year-over-year to $46.0 million, while offline revenues decreased 27% year-over-year to $27.2 million.

•                      Non-GAAP(1) net income attributable to CRIC shareholders was $1.8 million, or $0.01 per diluted American depositary share (“ADS”), compared to $17.3 million, or $0.12 per diluted ADS, for the same quarter of 2010.

Full Year 2011 Highlights

•                      Total revenues were $241.6 million, an increase of 39% from the full year of 2010. Online revenues grew 105% year-over-year to $137.0 million, while offline revenues decreased 3% year-over-year to $104.6 million.

•                      Non-GAAP net income attributable to CRIC shareholders was $36.4 million, or $0.25 per diluted ADS, compared to $58.4 million, or $0.40 per diluted ADS, for the full year of 2010.

“China’s property market has been squeezed by the government’s tightening measures in the last few quarters, and we do not expect to see material changes in real estate policies in the near future,” said Xin Zhou, CRIC’s CEO and co-chairman. “Despite the unfavorable market conditions, CRIC had year-over-year revenue growth of nearly 40%. Our online revenues more than doubled while our offline revenues remained mostly flat for 2011.”

Mr. Zhou continued, “Looking into 2012, we will continue to expand our integrated online-to-offline (“O2O”) services, which distinguish us in this challenging environment. In addition, as part of our strategy to push further into the secondary real estate market at the most opportune time, we plan to leverage our online resources to launch a new online secondary brokerage franchise platform that combines online and offline information as well as real and virtual brokerage stores. The platform will also allow cross-selling opportunities between new and secondary real estate. Despite the challenges we face in the current market, we remain confident in our business strategies as well as in the future of the industry.”

“2011 was a year of investments for CRIC,” said Bin Laurence, CRIC’s CFO. “We introduced keyword searching to real estate advertising through our expanded cooperation with Baidu, and launched the real estate O2O brand ‘EJU’ and website www.eju.com. As a result, we incurred higher than expected costs toward the second half of the year. During the fourth quarter, our expenses also increased as a result of merger-related professional fees, heavy marketing for our O2O EJU brand and

(1)  CRIC uses in this press release the following non-GAAP financial measures: (1) income from operations, (2) net income attributable to CRIC shareholders, (3) net income per basic ADS and (4) net income per diluted ADS, each of which excludes expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

website, and expenses related to year-end, nationwide marketing conferences. In addition, with our online revenues more than doubling in 2011, we increased our work force substantially, which resulted in higher salary and benefit expenses as well as higher office rental and other related expenses. We will continue to expand our business in 2012 while placing added emphasis on controlling costs and improving productivity. With the infrastructure for our new business initiatives largely in place, we expect narrowed increases in expenses this year.”

Financial Results for the Fourth Quarter of 2011

Revenues

Fourth quarter total revenues were $73.2 million in 2011, an increase of 17% from $62.4 million for the same quarter of 2010.

Revenues from online services were $46.0 million, an increase of 83% from $25.2 million for the same quarter of 2010. The increase was mainly due to gains in market share in all major cities, rapid growth of CRIC’s home-furnishing channel and the Company’s offering of additional services on the new and expanded online channels, such as the Baidu, Inc. (“Baidu”) real estate channels.

Revenues from information and consulting services were $19.7 million, compared to $30.3 million for the same quarter of 2010. The year-over-year decrease was primarily due to a reduction in land transaction-related consulting fees in the fourth quarter of 2011 compared to the same quarter of 2010, as well as a reduction in other consulting revenues amid a slowdown in new land acquisitions and property developments.

Revenues from other services, including offline advertising and promotional events, were $7.4 million for the fourth quarter of 2011, an increase of 8% from $6.9 million for the same quarter of 2010, mainly due to business expansion of the real estate promotional event services in the fourth quarter of 2011.

Cost of Revenues

Fourth quarter cost of revenues was $21.8 million in 2011, an increase of 59% from $13.7 million for the same quarter of 2010. The increase was primarily due to $2.8 million in increased costs associated with the business expansion in offline advertising and promotional event services, $3.6 million in additional expenses associated with amortization of capitalized fees paid for Baidu’s Brand Link product, which CRIC started to offer in August 2011, and higher editorial costs related to the expanded coverage of the Company’s websites.

Selling, General and Administrative (“SG&A”) Expenses

Fourth quarter SG&A expenses were $58.1 million in 2011, an increase of 67% from $34.8 million for the same quarter of 2010, primarily due to an increase in staff and related office expenses associated with the Company’s business expansion, an increase in year-end marketing and advertising expenses for the Company’s online business, marketing expenses associated with the launch of the O2O EJU brand and website, and professional fees associated with the proposed merger with E-House.

Income (Loss) from Operations

Fourth quarter loss from operations was $6.7 million in 2011, compared to income from operations of $13.9 million for the same quarter of 2010. Non-GAAP income from operations for the fourth quarter of 2011 was $2.6 million, compared to $22.0 million for the same quarter of 2010.

Net Income (Loss) Attributable to CRIC Shareholders

Net loss attributable to CRIC shareholders was $6.4 million for the fourth quarter of 2011, compared to net income attributable to CRIC shareholders of $10.0 million for the same quarter of 2010. Non-GAAP net income attributable to CRIC shareholders was $1.8 million for the fourth quarter of 2011, compared to non-GAAP net income attributable to CRIC shareholders of $17.3 million in the same quarter of 2010.

Financial Results for the Full Year of 2011

Revenues

Total revenues for the full year of 2011 were $241.6 million, an increase of 39% from $174.2 million for the full year of 2010.

Revenues from online services were $137.0 million for the full year of 2011, an increase of 105% from $66.9 million for the full year of 2010. The increase was mainly due to gains in market share in all major cities, rapid growth of CRIC’s home-furnishing channel and the Company’s offering of additional services on the new and expanded online channels, such as the Baidu real estate channels.

Revenues from real estate information and consulting services were $78.3 million for the full year of 2011, compared to $87.6 million for the full year of 2010. The decrease in revenues was mostly due to a reduction in land transaction-based consulting fees, as well as a reduction in other consulting revenues amid a slowdown in new land acquisitions and property developments, partly offset by a revenue increase in information services.

For the full year of 2011, revenues from other services, including offline advertising and promotional events, were $26.3 million, an increase of 33% from $19.7 million for the full year of 2010, mostly due to the expansion of real estate promotional event services, which started in the second quarter of 2010.

Cost of Revenues

For the full year of 2011, cost of revenues was $65.6 million, an increase of 60% from $41.0 million for the full year of 2010, mainly due to the addition of real estate promotional event services starting from the second quarter of 2010, the addition of Baidu real estate channels starting from the third quarter of 2010, additional expenses associated with amortization of capitalized fees paid for Baidu’s Brand Link product, which CRIC started to offer in August 2011, and the Company’s overall business expansion.

SG&A Expenses

For the full year of 2011, SG&A expenses were $172.9 million, an increase of 59% from $109.1 million for the full year of 2010, mainly due to an increase in staff and related office expenses associated with the Company’s business expansion, an increase in marketing and advertising expenses for the Company’s online business, marketing expenses associated with the launch of the O2O EJU brand and website, and professional fees associated with the proposed merger with E-House.

Goodwill Impairment Charge

A substantial portion of goodwill on the Company’s balance sheet relates to the acquisition of the Company’s online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. CRIC’s online advertising unit began to slow down as developers became more pessimistic about sales volume and more cautious with their advertising spending. The Company believed this would result in slower than previously expected growth for its online business over the next several quarters. In addition, CRIC experienced a 31% decline in its stock price from

June 30, 2011 to September 30, 2011. These circumstances prompted management to evaluate and test the fair value of the Company’s assets against their carrying amount in accordance with U.S. GAAP. The Company concluded that the carrying amount of its online assets was higher than their fair value and consequently recorded a one-time goodwill impairment charge of $417.8 million during the third quarter of 2011.

Income (Loss) from Operations

Loss from operations was $414.7 million for the full year of 2011, primarily due to the goodwill impairment charge of $417.8 million in the third quarter of 2011, compared to income from operations of $24.1 million for the full year of 2010. Non-GAAP income from operations for the full year of 2011 was $41.6 million, compared to non-GAAP income from operation of $59.2 million for the full year of 2010.

Net Income (Loss) Attributable to CRIC Shareholders

Net loss attributable to CRIC shareholders for the full year of 2011 was $417.8 million, primarily due to the goodwill impairment charge of $417.8 million in the third quarter of 2011, compared to net income attributable to CRIC shareholders of $25.9 million for the full year of 2010. Non-GAAP net income attributable to CRIC shareholders was $36.4 million for the full year of 2011, compared to non-GAAP net income attributable to CRIC shareholders of $58.4 million for the full year of 2010.

Cash and Cash Flow

As of December 31, 2011, the Company’s cash and cash equivalents balance was $305.5 million.

Fourth quarter net cash provided by operating activities was $12.3 million, mainly comprised of non-GAAP net income attributable to CRIC shareholders of $1.8 million, an increase in payroll and welfare payable of $6.4 million, an increase in other current liabilities of $3.1 million, an increase in accounts payable of $1.8 million, and an increase in income and other tax payable of $11.1 million, partly offset by an increase in accounts receivable of $11.0 million.

Fourth quarter net cash used in investing activities was $3.9 million, which mainly comprised of a payment of $6.3 million related to the acquisitions of certain online subsidiaries and a payment of $4.3 million for office equipment, partly offset by a collection of $6.3 million for the deposit for acquisition.

Fourth quarter net cash provided by financing activities was $0.4 million, mainly comprised of contribution from non-controlling interests.

Net cash provided by operating activities for the full year of 2011 was $21.3 million, mainly comprised of non-GAAP net income attributable to CRIC shareholders of $36.4 million, an increase in payroll and welfare payable of $11.8 million, and an increase in income and other tax payable of $13.6 million, partly offset by an increase in accounts receivable of $43.6 million.

Net cash used in investing activities for the full year of 2011 was $44.5 million, mainly comprised of a payment of $10.3 million for the acquisition of Firmway Holdings Limited, an entity that holds a 20-year office lease, a payment of $12.6 million related to the acquisitions of certain online subsidiaries, a payment of $9.4 million to Baidu for the exclusive right to sell Brand Link products and operate the Baidu real estate channels, capital expenditure of $9.1 million and a payment of $8.3 million for investment in affiliates, partly offset by a collection of $4.5 million for the deposit for acquisition.

Net cash used in financing activities for the full year of 2011 was $18.9 million, which mainly comprised of $29.9 million used to repurchase the Company’s own ADS’s, partly offset by a loan from a related party of $9.8 million.

Proposed Merger with E-House

Following the signing of a definitive merger agreement with E-House on December 28, 2011, E-House filed Form F-4 and CRIC filed Schedule 13E-3 with the SEC on January 13, 2012 and, following receipt of comments from the SEC, made a second filing on February 15, 2012. Once the Form F-4 is declared effective by the SEC, CRIC will send notice of an extraordinary general meeting (“EGM”) and the proxy statement to its shareholders to vote on the proposed merger.

Conference Call Information

CRIC’s management will host an earnings conference call on March 8, 2012 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-646-254-3515
Hong Kong:	+852-3051-2745
Mainland China:	400-120-0654
Conference ID:	57112125

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID number to join the call.

A live and archived webcast will be available at http://ir.cric.com.

About CRIC

China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 180 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters and outbreaks of health epidemics and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CRIC’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), CRIC uses the following non-GAAP financial measures: (1) income from operations, (2) net income attributable to CRIC shareholders, (3) net income per basic ADS and (4) net income per diluted ADS, each of which excludes expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

CRIC believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries that may not be indicative of its operating performance. CRIC believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to CRIC’s historical performance. CRIC computes its non-GAAP financial measures using the same consistent method from quarter to quarter. CRIC believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries is that these expenses charges have been and will continue to be significant recurring expenses in CRIC’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Michelle Yuan

Director, Investor Relations

China Real Estate Information Corporation

Phone: +86 (21) 6086-7369

E-mail: michelleyuan@cric.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-6284

E-mail: cric@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: cric@ogilvy.com

CHINA REAL ESTATE INFORMATION CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	December 31,
	2010	2011
ASSETS
Current assets
Cash and cash equivalents	340,720	305,461
Accounts receivable, net	60,971	99,616
Prepaid expenses and other current assets	22,232	25,680
Amounts due from related parties	5,080	18,468
Total current assets	429,003	449,225
Property and equipment, net	11,177	13,862
Intangible assets, net	182,622	210,520
Goodwill	450,299	45,819
Investment in affiliates	4,444	12,989
Other non-current assets	6,378	14,725
TOTAL ASSETS	1,083,923	747,140

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	3,300	2,181
Advance from customers	6,455	7,836
Accrued payroll and welfare expenses	9,882	21,441
Income tax payable	16,935	25,426
Other tax payable	5,428	10,002
Amounts due to related parties	2,785	12,736
Liability for exclusive rights with Baidu, current	—	13,831
Other current liabilities	7,731	13,770
Total current liabilities	52,516	107,223
Deferred tax liabilities—non-current	39,969	39,807
Liability for exclusive rights with Baidu, non-current	—	21,408
Total liabilities	92,485	168,438
Equity
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 143,749,405 and 140,320,006 shares issued and outstanding, as of December 31, 2010 and 2011, respectively	29	28
Additional paid-in capital	882,429	881,011
Subscription receivables	(98)	(1)
Retained earnings (Accumulated deficit)	97,557	(327,285)
Accumulated other comprehensive income	8,403	19,259
Total CRIC shareholders’ equity	988,320	573,012
Non-controlling interests	3,118	5,690
Total equity	991,438	578,702
TOTAL LIABILITIES AND EQUITY	1,083,923	747,140

CHINA REAL ESTATE INFORMATION CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2010	2011	2010	2011
Revenues
Online services	25,160	46,034	66,855	137,045
Information and consulting services	30,341	19,704	87,567	78,277
Other services	6,888	7,447	19,732	26,284
	62,389	73,185	174,154	241,606
Cost of revenues	(13,688)	(21,760)	(41,010)	(65,566)
Selling, general and administrative expenses	(34,758)	(58,081)	(109,089)	(172,917)
Goodwill impairment charge	—	—	—	(417,822)
Income (Loss) from operations	13,943	(6,656)	24,055	(414,699)
Interest income	494	588	1,727	1,920
Other income, net	142	56	3,174	682

Income (Loss) before taxes, equity in affiliates	14,579	(6,012)	28,956	(412,097)
Income tax expense	(4,171)	(121)	(2,791)	(4,137)
Income (Loss) before equity in affiliates	10,408	(6,133)	26,165	(416,234)
Income (Loss) from equity in affiliates	(276)	31	(276)	(181)
Net income (Loss)	10,132	(6,102)	25,889	(416,415)
Less: net income (loss) attributable to non-controlling interests	182	307	(52)	1,349
Net income (loss) attributable to CRIC shareholders	9,950	(6,409)	25,941	(417,764)

Earnings (Loss) per share:
Basic	0.07	(0.05)	0.18	(2.95)
Diluted	0.07	(0.05)	0.18	(2.95)
Shares used in computation:
Basic	143,644,249	140,292,598	143,288,987	141,712,426
Diluted	147,074,939	140,292,598	146,193,046	141,712,426

Note 1                                                                                                                                                                                                                                                            The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.3009 on December 31, 2011 and USD1 = RMB6.3318 for the three months ended December 31, 2011.

CHINA REAL ESTATE INFORMATION CORPORATION

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011

GAAP income (loss) from operations	13,943	(6,656)	24,055	(414,699)

Share-based compensation expenses	2,947	3,353	14,734	16,600
Amortization expenses of intangible assets resulting from business acquisitions	5,126	5,878	20,458	21,832
Goodwill impairment charge	—	—	—	417,822

Non-GAAP income from operations	22,016	2,575	59,247	41,555

GAAP net income (loss) attributable to CRIC shareholders	9,950	(6,409)	25,941	(417,764)

Share-based compensation expenses (net of tax and non-controlling interests)	2,947	3,353	14,734	16,600
Amortization expenses of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,445	4,905	17,762	18,679
Loss from the disposal of subsidiaries (net of tax and non-controlling interests)	—	—	—	1,054
Goodwill impairment charge (net of tax and non-controlling interests)	—	—	—	417,822

Non-GAAP net income attributable to CRIC shareholders	17,342	1,849	58,437	36,391

GAAP net income (loss) per ADS — basic	0.07	(0.05)	0.18	(2.95)
GAAP net income (loss) per ADS —diluted	0.07	(0.05)	0.18	(2.95)
Non-GAAP net income per ADS — basic	0.12	0. 01	0.41	0.26
Non-GAAP net income per ADS —diluted	0.12	0. 01	0.40	0.25
Shares used in calculating basic GAAP /Non-GAAP net income (loss) attributable to CRIC shareholders per ADS	143,644,249	140,292,598	143,288,987	141,712,426
Shares used in calculating diluted GAAP net income (loss) attributable to CRIC shareholders per ADS	147,074,939	140,292,598	146,193,046	141,712,426
Shares used in calculating diluted Non-GAAP net income attributable to CRIC shareholders per ADS	147,074,939	141,590,204	146,193,046	143,789,825